ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 17, 2008

100% Principal Protection Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $•   Notes linked to the S&P 500® Index due on or about April 20, 2009

Investment Description

100% Principal Protection Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “Underlying Index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the Underlying Index while benefiting from any moderately positive or moderately negative performance of the Underlying Index. If the Underlying Index never closes a certain percentage above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier”, and which, along with the index starting level, will be determined on the Trade Date), at maturity you will receive your principal plus a return equal to the absolute value of the return on the Underlying Index from the Trade Date to, and including, the Final Valuation Date. Otherwise, at maturity you will receive only your principal. The 100% principal protection feature applies only if you hold the Notes to maturity. Any payment on the Notes, including any 100% principal protection feature, is subject to the creditworthiness of the Issuer.
Features
☐	Hedging Opportunity — You have the potential to hedge your exposure to the constituent stocks of the Underlying Index while benefiting from any moderately positive or moderately negative performance over the 180 day term of the Notes.
☐	Potential for Equity-Linked Performance — If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal. 100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates*

Trade Date	October 17, 2008
Settlement Date	October 22, 2008
Final Valuation Date	April 15, 2009
Maturity Date	April 20, 2009
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Notes Offered

These preliminary terms relate to Notes linked to the S&P 500® Index. The Notes are offered at a minimum investment of one hundred Notes at $10.00 per Note (representing a $1000 investment), and multiples of $10.00, thereafter. The Absolute Return Barrier will be set on the Trade Date.

Underlying Index	Absolute Return Barrier*	Index Starting Level*	Upper Index Barrier*	Lower Index Barrier*	CUSIP	ISIN
S&P 500® Index	15.00% to 17.00%				90264M558	US90264M5581
*	To be set on Trade Date.

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes (“PPARN”) product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the PPARN product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index		$10.00		$0.06		$9.94

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated September 29, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000821/v124531_690233-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated September 29, 2008, references to the “index supplement” means the UBS index supplement, dated August 27, 2007 and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek a 180 day investment with a return linked to the absolute return of the Underlying Index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is unlikely to exceed on any trading day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You believe that any appreciation or depreciation in the Underlying Index over the Observation Period is likely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00
Term	180 days(1)
Principal Protection	100%, if held to maturity(2)
Payment at Maturity (per Note)	If the Underlying Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive your principal plus an amount based on the Absolute Index Return, calculated as follows:
$10.00 + ($10.00 × Absolute Index Return)
If the Underlying Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive $10.00 (a zero return)
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	An intra-day level or the closing level of the Underlying Index on the Trade Date, as determined by the calculation agent
Index Ending Level	The closing level of the Underlying Index on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Upper Index Barrier	Index Starting Level × (1 + Absolute Return Barrier)
Lower Index Barrier	Index Starting Level × (1 – Absolute Return Barrier)
Absolute Return Barrier	15.00% to 17.00% (to be determined on the Trade Date)

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your Notes or $10.00 per Note (a zero return).

The Absolute Return Barrier feature limits your appreciation potential. If the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, you will receive only your principal (a zero return).

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:*

Principal Amount:	$10.00
Index Starting Level:	946.43
Principal Protection:	100% at maturity
Term:	180 days
Absolute Return Barrier:	16.00%
Upper Index Barrier:	1097.86, which is 16.00% above the Index Starting Level
Lower Index Barrier:	795.00, which is 16.00% below the Index Starting Level
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

*The actual Index Starting Level, Absolute Return Barrier, Upper Index Barrier, and Lower Index Barrier for the Notes will be set on the Trade Date.

Example 1 — If the return on the Underlying Index over the Observation Period is 10% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 2 — If the return on the Underlying Index over the Observation Period is -10% and the Underlying Index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 10%))
	=	$11.00

Example 3 — If the Underlying Index closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive $10.00 at maturity for each Note (a zero return) regardless of the return on the Underlying Index during the Observation Period.

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier**			An Index Closing Outside Absolute Return Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
1892.86	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1703.57	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1514.29	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1325.00	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1097.86	16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
1088.39	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1041.07	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
993.75	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
946.43	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
899.11	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
851.79	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
804.47	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
795.00	-16.00%	$1.60	$11.60	16.00%	$0.00	$10.00	0.00%
567.86	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
378.57	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
189.29	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes, if any, is linked to the performance of the Underlying Index and will depend on whether the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period. You will receive no more than the full principal amount of your Notes if the Underlying Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return — The appreciation potential of the Notes is limited to the Absolute Return Barrier, regardless of the performance of the Underlying Index.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the Underlying Index.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity may be at a substantial discount from the initial price to public, and, as a result, you may suffer substantial losses. In addition, you will lose your principal protection if you sell your Notes prior to maturity.
♦	Owning the Notes is not the same as owning the applicable index or basket indices — The return on your Notes may not reflect the return you would realize if you actually owned the applicable index or basket indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many factors including the level or price of the Underlying Index, volatilities, dividends, the time remaining to maturity of the Notes, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The principal protection and potential Absolute Index Return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the Underlying Index.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Index, may adversely affect the market price of the Underlying Index and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index, which may present a conflict between the obligations of UBS and its affiliates and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the Underlying Index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Underlying Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Underlying Index, with the number of companies included in each group as of October 15, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (53); Industrials (57); Information Technology (74); Materials (30); Telecommunications Services (9); and Utilities (31).

The graph below illustrates the performance of the Underlying Index from June 30, 1998 to October 16, 2008, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 946.43, which was the closing level of the Underlying Index on October 16, 2008, and an Absolute Return Barrier of 16.00% (the actual Index Starting Level and Absolute Return Barrier will be determined on the Trade Date).

Source: Bloomberg L.P.
Historical levels of the Underlying Index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Supplemental U.S. Tax Considerations” in the attached PPARN product supplement. As described on page PS-29 of the PPARN product supplement, it applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules.

Our tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes and (assuming you will not have a taxable year that closes between the final valuation date and the maturity date) the treatment described below is a reasonable treatment of your Notes for United States federal income tax purposes. The discussion below assumes the Notes will be treated as such.

Initial Purchasers.  The Notes should be treated as debt for U.S. federal income tax purposes. Accordingly, if you are an initial purchaser of Notes, you should recognize ordinary income, if any, upon the maturity of your Notes in an amount equal to the excess, if any, of the amount you receive with respect to your Notes at such time over the amount you paid for your Notes.

Upon a sale or exchange of your Notes, you should recognize gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. Any gain or loss you recognize upon such a sale or exchange should be short-term capital gain or loss, unless you sell or exchange your notes between the Final Valuation Date and the Maturity Date, in which case any gain that you recognize should generally be treated as ordinary income and any loss that you recognize should be a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers.  If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that (i) if you purchase your Notes at a discount from their principal amount and hold them until maturity, you should recognize a short-term capital gain upon the maturity of your Notes in respect of the difference between the principal amount of your Notes and the amount you paid for your Notes, and (ii) if you purchase your Notes at a discount from their principal amount and sell or exchange them between the Final Valuation Date and the Maturity Date, any gain that you recognize upon such sale should be treated as a short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternative Treatments.   The application of the short-term debt rules to the Notes is not entirely clear and alternative treatments are possible. For example, it is possible that interest should be treated as accruing over the term of the Notes, in which case such accrued interest would be treated in the manner described under “U.S. Tax Considerations — Taxation of Debt Securities — Short-Term Debt Securities” in the prospectus. The rules for how such interest might accrue are unclear, but may be analogous to the rules for accruing interest on a contingent payment debt obligation. For a discussion of the rules governing contingent payment debt obligations, please see the PPARN prospectus supplement under the heading “Supplemental U.S. Tax Considerations.”

Capitalization of UBS*

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ Equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 exchange rate in effect as of June 30, 2008.

*	You are directed to our Current Report on Form 6-K filed on October 16, 2008 for additional information regarding our capitalization.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Notes to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.